Exhibit 99.1

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors' Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor, including tax advisor. Enquiries regarding the information in this document should be directed to the Information Agent, Laurel Hill Advisory Group, at 1-877-452-7184 or assistance@laurelhill.com

DIRECTORS' CIRCULAR

RECOMMENDING ACCEPTANCE

OF THE OFFER BY

INVECTURE GROUP, S.A. DE C.V.

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF

KIMBER RESOURCES INC.

FOR C$0.15 IN CASH PER COMMON SHARE

The Board of Directors UNANIMOUSLY recommends that you

ACCEPT the Offer and TENDER

your Common Shares to the Offer.

October 10, 2013

Notice to United States Securityholders:

The Offer to which this Directors' Circular relates is made for the securities of a Canadian issuer. The enforcement by investors of civil liabilities under United States federal securities law may be affected adversely by the fact that the issuer is located in a foreign country and that some of its officers and directors are residents of a foreign country.

Suite 220-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

Dear Kimber Shareholder:

At the same time that you received the enclosed Directors' Circular, you received an offer from Invecture Group, S.A. de C.V. (the "Offeror") to purchase all of the issued and outstanding common shares ("Common Shares") of Kimber Resources Inc. ("Kimber") for $0.15 in cash for each Common Share (the "Offer"). The Offer represents a premium of 67% to the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on September 24, 2013 (the last trading day prior to the announcement of the Offer) and 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013.

The board of directors of Kimber (the "Kimber Board") UNANIMOUSLY recommends that you ACCEPT the Offer and TENDER your Common Shares to the Offer.

In making this recommendation to accept the Offer, the Kimber Board consulted with its financial and legal advisors, and carefully considered all aspects of the Offer, as well as the factors described in the enclosed Directors' Circular. Based on the foregoing, the Kimber Board has determined that the Offer is fair and in the best interests of Kimber and its shareholders (other than the Offeror and its affiliates). In arriving at its decision, the Kimber Board considered many factors, including a written opinion from Primary Capital Inc., financial advisor to Kimber.

As described in more detail in the Directors' Circular, the reasons for the Kimber Board's unanimous recommendation of the Offer include:

  Shareholders who tender to the Offer will receive cash consideration of $0.15 per Common Share, which represents a premium of 67% to the closing price of the Common Shares on the TSX on September 24, 2013 (the last trading day prior to the announcement of the Offer) and 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013;

  The Kimber Board has extensively considered the various alternatives over the past year and has determined that the Offer is the best alternative available, is fair to Kimber’s shareholders, and is in the best interests of Kimber and its shareholders.

  Primary Capital Inc. has provided a written fairness opinion to the Kimber Board to the effect that, and based upon and subject to the limitations, assumptions and qualifications described therein, the consideration to be received by Kimber’s shareholders pursuant to the Offer, is fair, from a financial point of view, to the shareholders, other than the Offeror and its affiliates;

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  All of Kimber's officers and directors, who collectively held approximately 7.5% of the issued and outstanding Common Shares as of September 25, 2013, and who collectively hold approximately 6.1% of the issued and outstanding Common Shares as of the date hereof, have entered into lock-up agreements with the Offeror under which they have agreed to tender to the Offer all of the Common Shares held by them, including Common Shares issuable upon the exercise of options;

  The Kimber Board has preserved the ability to respond to unsolicited Superior Proposals (as defined in the Directors’ Circular);

  The Offer contains a 66⅔% minimum tender condition (the "Minimum Tender Condition") that cannot be lowered to less than 50% of the outstanding Common Shares plus one (excluding the 20,000,000 Common Shares acquired by the Offeror under the private placement which closed on October 2, 2013);

  Kimber faces significant financial challenges which present substantial challenges to Kimber's continuing status as a going concern; and

  The Offer is not subject to any financing condition, and the consideration under the Offer will be paid in cash, providing certainty and liquidity to Kimber’s shareholders.

We urge you to read the enclosed material carefully and, in particular, the "Recommendation of the Board of Directors" section of the enclosed Directors' Circular and the opinion of Primary Capital Inc., which is included as Schedule "A" thereto.

For these and other reasons described in the accompanying Directors' Circular, the Kimber Board unanimously recommends that you accept the Offer and tender your Common Shares to the Offer.

Sincerely,
On behalf of the Board of Directors,

(Signed) "Gordon Cummings"

Gordon Cummings
President, Chief Executive Officer &
Director

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Invecture Group, S.A. de C.V. (the "Offeror") has offered to purchase, on and subject to the terms and conditions of the Offer (as defined below), at a price of $0.15 cash per common share (the "Offer Price"), all of the issued and outstanding common shares ("Common Shares") of Kimber Resources Inc. ("Kimber"), other than any Common Shares owned directly or indirectly by the Offeror and its affiliates, and including Common Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Kimber that are convertible into or exchangeable or exercisable for Common Shares (the "Offer").

The Board of Directors of Kimber (the "Kimber Board"), after consultation with its financial and legal advisors, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Kimber and the holders of its Common Shares (the "Shareholders") and, accordingly, the Kimber Board UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "KBR". The Offer values Kimber at approximately $12.7 million on a fully-diluted basis, excluding the 20 million shares issued to the Offeror on October 2, 2013 under the Private Placement (as defined herein), and represents a premium of approximately 67% to the closing price of the Common Shares on the TSX on September 24, 2013, the last trading day prior to the announcement of the Offer, and 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013.

The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on November 15 , 2013 (the "Expiry Time") unless extended or withdrawn in accordance with its terms.

Kimber and the Offeror entered into a support agreement (the "Support Agreement") on September 25, 2013, pursuant to which the Offeror has agreed to make the Offer and Kimber has agreed to support the Offer and not solicit any competing Acquisition Proposals (as defined below).

The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares that constitutes at least 66 ⅔% of the Common Shares then outstanding, excluding the Common Shares issued to the Offeror under the Private Placement (as defined herein). The Offer is not subject to any financing condition. Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or before the Expiry Time.

Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on BLUE paper) accompanying the Offer and deposit it (or a manually executed facsimile thereof), together with certificates representing their Common Shares, with Computershare Investor Services Inc. (the "Depositary") at its office set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (printed on GREEN paper) accompanying the Offer. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee (collectively, the “Beneficial Shareholders”), should immediately

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contact such nominee to accept the Offer. Intermediaries likely have established tender cut-off times prior to the Expiry Time. Beneficial Shareholders must instruct their investment advisor, stockbroker, bank, trust company or other nominee promptly if they wish to tender their Common Shares to the Offer.

All payments under the Offer will be made in Canadian dollars.

Questions and requests for assistance may be directed to the Depositary or the Information Agent. Additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent at their respective offices shown on the last page of the Offer and Circular and are accessible under Kimber's profile on SEDAR at www.sedar.com and as part of the Offeror’s Tender Offer Statement on Schedule TO (the “Schedule TO”), filed pursuant to Rule 14d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission (the “SEC”) on EDGAR at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein. Beneficial Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Kimber, the Offeror, the Information Agent or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Kimber is incorporated under the laws of British Columbia, that some of Kimber's officers and directors reside outside the United States, some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Kimber are located outside the United States.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for Common Shares and is not made for any Kimber Convertible Securities. Any holder of such Kimber Convertible Securities who wishes to accept the Offer must exercise or convert their Kimber Convertible Securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer.

It is a condition of the Offer that, at or prior to the Effective Time, all outstanding Kimber Options will have been exercised in full, cancelled or surrendered or otherwise dealt with on terms satisfactory to the Offeror, acting reasonably.

The tax consequences to holders of Kimber Options or other Kimber Convertible Securities of exercising, exchanging or converting such securities is not described in this Directors' Circular. Holders of Kimber Options or other Kimber Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision as to whether to exercise, exchange or convert such Kimber Options or other Kimber Convertible Securities.

CURRENCY

All dollar references in the Directors' Circular are in Canadian Dollars, except where otherwise indicated. On October 9, 2013, the Bank of Canada noon rate of exchange for U.S. Dollars was CAD $1.00 = USD $1.0397.

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Certain statements in the Directors' Circular are "forward-looking statements" and are prospective. All statements, other than statements of historical fact, are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "is confident", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Offeror and Kimber to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Kimber believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results, performance or achievements of Kimber to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements include, among other things, actions taken by the Offeror, actions taken by securityholders of Kimber in respect of the Offer, the failure to satisfy the conditions of the Offer, industry risk, risks inherent in the running

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of the business of Kimber or its affiliates and legislative or regulatory changes. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of Kimber's forward-looking statements. Other unknown and unpredictable factors could also impact its results. Many of these risks and uncertainties relate to factors beyond Kimber's ability to control or estimate precisely. Consequently, results or developments anticipated by Kimber may not be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, Kimber, its future results and performance.

Forward-looking statements in the Directors' Circular are based on Kimber's beliefs and opinions at the time the statements are made and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and Kimber disavows and disclaims any obligation to do so except as required by applicable law. Nothing contained herein shall be deemed to be a forecast projection or estimate of the future financial performance of Kimber or the Offeror or any of their respective affiliates.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Kimber is a reporting issuer in the United States and in all provinces of Canada except Quebec and files its United States periodic reports, continuous disclosure documents and other documents with the United States Securities and Exchange Commission and the Canadian securities regulatory authorities in each such province. Continuous disclosure documents are available at www.sedar.com and United States periodic reports are available on EDGAR at www.sec.gov/edgar.

NOTICE REGARDING INFORMATION ABOUT THE OFFEROR

Information contained in the Directors' Circular regarding the Offeror is based solely upon, and the Kimber Board has relied, without independent verification, exclusively upon information provided to Kimber by the Offeror, or that is otherwise publicly available. Neither Kimber nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by the Offeror to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

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TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE OFFER	1
GLOSSARY	5
DIRECTORS’ CIRCULAR	9
RECOMMENDATION OF THE BOARD OF DIRECTORS	9
THE FAIRNESS OPINION	12
BACKGROUND TO THE OFFER	12
KIMBER RESOURCES INC	13
SHARE CAPITAL OF KIMBER	13
ARRANGEMENTS RELATING TO THE OFFER	14
OWNERSHIP OF SECURITIES OF KIMBER	26
TRADING IN SECURITIES OF KIMBER	27
ISSUANCES OF SECURITIES OF KIMBER	27
ARRANGEMENTS BETWEEN KIMBER AND ITS DIRECTORS AND OFFICERS	28
OWNERSHIP OF SECURITIES OF THE OFFEROR	29
INTEREST OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS OF THE OFFEROR	29
MATERIAL CHANGES IN THE AFFAIRS OF KIMBER	29
OTHER TRANSACTIONS	30
OTHER MATERIAL INFORMATION	30
STATUTORY RIGHTS	30
APPROVAL OF DIRECTORS' CIRCULAR	30
CONSENT OF PRIMARY CAPITAL INC	31
CERTIFICATE	32

SCHEDULE "A"                Fairness Opinion of Primary Capital Inc.

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QUESTIONS AND ANSWERS ABOUT THE OFFER

The following responses to certain questions you may have regarding the Offer summarize information contained elsewhere in this Directors' Circular. The responses that follow are qualified in their entirety by the more detailed information contained elsewhere in this Directors' Circular, which is important and should be reviewed carefully. Capitalized terms used but not defined in this "Questions and Answers About the Offer" have the meanings set forth elsewhere in this Directors' Circular.

Why am I receiving this Directors' Circular?

On September 25, 2013, Kimber entered into a Support Agreement with Invecture Group, S.A. de C.V. (the "Offeror"), pursuant to which the Offeror agreed to offer to acquire all of Kimber's outstanding common shares (the "Common Shares") for $0.15 in cash per Common Share (the "Offer") and to subscribe for 20,000,000 Common Shares of Kimber at a price of $0.10 per share (the "Private Placement"), all subject to the terms and conditions set forth in the Support Agreement. As a condition to the making of the Offer, Kimber agreed to prepare this Directors' Circular containing the unanimous recommendation of the Kimber board of directors (the "Kimber Board") that Kimber shareholders ("Shareholders") accept the Offer.

Who is offering to purchase the Common Shares?

The Offeror is offering to purchase all of the outstanding Common Shares. The Offeror is the holding company of Frontera Copper Corporation ("FCC") and owns 100% of FCC. FCC was listed on the TSX from 2004 until it was acquired by the Offeror through a tender offer for all of its outstanding shares and options in May, 2009. FCC's main asset is the Piedras Verdes Copper Mine, of which FCC holds a 72% interest, located close to Alamos in the State of Sonora in North Western Mexico. The Piedras Verdes Copper Mine produces approximately 70 million pounds of Grade A LME Copper Cathode annually from an open pit crushed heap leach operation. On October 7, 2013, Vista Gold Corp. announced that it had signed a binding agreement to sell its debt and equity participation in the Los Cardones Gold Project to the Offeror for US$13 million. The transaction is subject to a number of conditions, including receipt of any required regulatory approvals.

What is the Offeror Offering?

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by the Offeror or an affiliate of the Offeror, and including Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any Kimber Convertible Securities.

Should I accept the Offer?

The Kimber Board UNANIMOUSLY recommends that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer. The reasons for the recommendation of the Kimber Board are set out on page 2 of this "Questions and Answers about the Offer", and beginning at page 9 of this Directors' Circular under the section entitled "Recommendation of the Board of Directors".

ACCEPT THE OFFER AND TENDER YOUR COMMON SHARES

Is the Offer subject to a financing condition?

No. The Offeror will use its existing cash resources to fund the Offer.

How do I accept the Offer?

If you wish to accept the Offer, you must deposit your Common Shares and the certificate(s) representing your Common Shares, together with a properly completed and executed Letter of Transmittal (printed on BLUE paper) accompanying the Offer or a manually executed facsimile thereof, at or prior to the Expiry Time at the office of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, "Manner of Acceptance – Letter of Transmittal".

If you wish to deposit Common Shares pursuant to the Offer and the certificate(s) representing your Common Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper) accompanying the Offer. See Section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery".

If your Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee, you should contact such nominee if you wish to accept the Offer.

Why does the Kimber Board believe that the Offer should be accepted?

The Offer is the result of an active, extensive process to assess Kimber's strategic alternatives and represents the most attractive and best alternative available to Shareholders. The Kimber Board took into account numerous factors in reaching the recommendation that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer, including:

Shareholders who tender to the Offer will receive cash consideration of $0.15 per Common Share, which represents a premium of 67% to the closing price of the Common Shares on the TSX on September 24, 2013 (the last trading day prior to the announcement of the Offer) and 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013;

The Kimber Board has extensively considered various alternatives for over a year and has determined that the Offer is the best alternative available, is fair to Kimber’s Shareholders, and is in the best interests of Kimber and the Shareholders.

Primary Capital Inc. has provided a written fairness opinion to the Kimber Board to the effect that, and based upon and subject to the limitations, assumptions and qualifications described therein, the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders, other than the Offeror and its affiliates;

ACCEPT THE OFFER AND TENDER YOUR COMMON SHARES

All of Kimber's officers and directors, who collectively held approximately 7.5% of the issued and outstanding Common Shares as of the date of the Support Agreement and who collectively hold approximately 6.1% of the issued and outstanding Common Shares as of the date hereof, have entered into lock-up agreements with the Offeror under which they have agreed to tender to the Offer all of the Common Shares held by them, including Common Shares issuable upon the exercise of options;

The Kimber Board has preserved the ability to respond to unsolicited Superior Proposals;

The Offer contains a 66⅔% minimum tender condition (the "Minimum Tender Condition") that cannot be lowered to less than 50% of the outstanding Common Shares plus one (excluding the 20,000,000 Common Shares acquired by the Offeror under the private placement which closed on October 2, 2013);

Kimber faces significant financial challenges which present substantial challenges to Kimber's continuing status as a going concern; and

The Offer is not subject to any financing condition, and the consideration under the Offer will be paid in cash, providing certainty and liquidity to the Shareholders.

A more detailed discussion of all of the reasons for the unanimous recommendation of the Kimber Board is included beginning at page 9 of this Directors' Circular under the section entitled "Recommendation of the Board of Directors".

ACCEPT THE OFFER AND TENDER YOUR COMMON SHARES

How long do I have to decide whether to deposit my Common Shares under the Offer?

You have until 5:00 p.m. (Toronto time) on November 15, 2013, to deposit your Common Shares, unless the Offer is extended or withdrawn in accordance with its terms by the Offeror and as more particularly described in the accompanying Offer and Circular. Beneficial Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact their nominee well in advance of the Expiry Time. Intermediaries likely have established tendering cut-off times prior to the Expiry Time. Beneficial Shareholders must instruct their brokers or other intermediaries investment advisor, stockbroker, bank, trust company or other nominee promptly if they wish to tender their Common Shares to the Offer.

Will I have to pay any fees or commissions to accept the Offer?

No fee or commission will be payable by you if you transmit your Common Shares directly to the Depositary. However, if you hold your Common Shares through an investment advisor, stockbroker, bank, trust company or other nominee, that person may charge you a fee for depositing your Common Shares on your behalf.

Who should I contact for questions about the Offer?

You may call Laurel Hill Advisory Group which has been retained by the Offeror to act as Information Agent to provide information for holders of Common Shares in connection with the Offer.

Laurel Hill Advisory Group may be called toll free in North America at 1-877-452-7184. The number for banks and brokers and collect calls outside North America is 1-416-304-0211. The email address of Laurel Hill Advisory Group is assistance@laurelhill.com.

The Kimber Board recommends that you read the information contained in this Directors' Circular carefully.

ACCEPT THE OFFER AND TENDER YOUR COMMON SHARES

GLOSSARY

In the accompanying Directors' Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"Acquisition Proposal" has the meaning ascribed thereto in Section 4 of the Circular, "Support Agreement – No Solicitation";

"affiliate" means an "affiliate" as defined in National Instrument 45-106 – Prospectus and Registration Exemptions;

"Alternative Transaction" has the meaning ascribed thereto in Section 4 of the Circular, "Support Agreement – Alternative Transaction";

"BCBCA" means the Business Corporations Act (British Columbia), as amended, and the regulations thereunder;

"BCSA" means the Securities Act (British Columbia), as amended;

"Beneficial Shareholders” means Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee;

"business combination" has the meaning given to it in MI 61-101;

"Circular" means the circular accompanying and forming part of the Offer;

"Common Shares" means the outstanding common shares in the capital of Kimber, including common shares issued on the conversion, exchange or exercise of Kimber Convertible Securities;

"Compulsory Acquisition" has the meaning ascribed thereto in Section 11 of the Circular, "Acquisition of Common Shares not Deposited – Compulsory Acquisition";

"Confidentiality Agreement" means the confidentiality agreement entered into by Kimber and the Offeror on September 19, 2013;

"Contemplated Transaction" has the meaning ascribed thereto in the Support Agreement;

"Depositary" means Computershare Investor Services Inc.;

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System available for public viewing at www.sec.gov;

"Effective Time" means the time of the appointment or election to the Kimber Board of persons designated by the Offeror who represent a majority of the directors of Kimber;

"Expiry Date" means November 15, 2013, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer";

ACCEPT THE OFFER AND TENDER YOUR COMMON SHARES

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

"FCC" means Frontera Copper Corporation;

"fully-diluted basis" means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares were exercised, including, for greater certainty, all Common Shares issuable upon the exercise of Kimber Options, whether vested or unvested;

"Governmental Entity" means: (i) any supranational government body or organization (such as the European Union), sovereign nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission (including any securities commission), instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; (iii) any stock exchange; or (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities established to perform a duty or function on its behalf;

"Kimber" means Kimber Resources Inc., a corporation incorporated under the laws of British Columbia, Canada;

"Kimber Board" means the board of directors of Kimber;

"Kimber Convertible Securities" means any securities of Kimber that are convertible into or exchangeable or exercisable for Common Shares;

"Kimber Options" means the options granted through the Kimber stock option plan (through which options may be granted to directors, officers and employees) for the purchase of Common Shares;

“IFRS” means accounting principles generally accepted in Canada as the International Financial Reporting Standards as recommended by the Canadian Accounting Standards Board, consistently applied;

"Information Agent" means Laurel Hill Advisory Group;

"insider" has the meaning ascribed to in the BCSA;

"laws" means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, or other requirements, policies or instruments of any Governmental Entity having the force of law;

"Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer and the Circular (printed on BLUE paper);

ACCEPT THE OFFER AND TENDER YOUR COMMON SHARES

"Material Adverse Change" means, when used in connection with a person, any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the financial condition, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that person and its Subsidiaries taken as a whole, whether before or after giving effect to the transactions contemplated by this Agreement, other than any change, effect, event, occurrence or state of facts: (i) resulting from the announcement of the Support Agreement or the transactions contemplated thereby; (ii) relating to general economic conditions, or securities or capital markets generally; (iii) relating to any changes in currency exchange rates, interest rates or inflation; (iv) affecting the gold mining industry in general; (v) relating to a change in the market trading price or trading volume of securities of that person; (vi) relating to any change in applicable generally accepted accounting principles, including IFRS; (vii) relating to any natural disaster; (viii) relating to the commencement or continuation of any act of war, armed hostilities or acts of terrorism; or (ix) resulting from compliance with the terms of the Support Agreement or resulting from actions or inactions to which the other party has expressly consented, in writing, provided that, in the case of a change, effect, event, occurrence or state of facts referred to in clause (ii), (iii), (iv), (vi), (vii) or (viii) above, such change, effect, event, occurrence or state of facts does not disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended;

"Minimum Tender Condition" has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on GREEN paper);

"Offer" means the offer to purchase Common Shares made hereby by the Offeror to the Shareholders pursuant to the terms set forth herein;

"Offeror" means Invecture Group, S.A. de C.V., a corporation incorporated under the laws of Mexico;

"Offer Price" has the meaning ascribed thereto on the cover page;

"Private Placement" means the private placement subscription by the Offeror of the Subscription Shares;

"Representatives" means, in respect of a person, its subsidiaries and each of its and their respective directors, officers, employees, agents and other representatives (including any financial, legal or other advisors);

"Schedule TO" has the meaning ascribed thereto on the cover page;

"SEC" means the Unites States Securities and Exchange Commission;

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"SEDAR" means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval and available for public viewing at www.sedar.com;

"Shareholders" means the holders of Common Shares;

"Subscription Shares" means the 20,000,000 Common Shares subscribed for by the Offeror pursuant to the Private Placement at a price of $0.10 per Common Share for gross proceeds of $2,000,000;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 11 of the Circular, "Acquisition of Common Shares not Deposited – Subsequent Acquisition Transaction";

"Subsidiaries" means Minera Monterde, S. de R.L de C.V., Minera Pericones, S.A., de C.V., and Kimber Resources de Mexico, S.A. de C.V. ;

"subsidiary" has the meaning ascribed thereto in the BCSA;

"Superior Proposal" has the meaning ascribed thereto in Section 4 of the Circular, "Support Agreement – Superior Proposals, Right to Match, etc.";

"Support Agreement" means the support agreement entered into on September 25, 2013 between the Offeror and Kimber, as amended from time to time;

"Take-Up Date" means the date that the Offeror first takes up Common Shares pursuant to the Offer;

"Termination Payment" has the meaning ascribed thereto in Section 4 of the Circular, "Support Agreement – Superior Proposals, Right to Match, etc.";

"trading day" means any day on which trading occurs on the TSX; and

"TSX" means the Toronto Stock Exchange.

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DIRECTORS’ CIRCULAR

This Directors' Circular is issued by the Kimber Board in connection with the Offer dated October 10, 2013 (the "Offer") by Invecture Group, S.A. de C.V. to purchase all of Kimber’s outstanding Common Shares, including Common Shares issued after the date of the Offer and prior to the Expiry Time upon the conversion, exchange or exercise of Kimber Convertible Securities at the Offer Price per Common Share of $0.15 in cash, upon the terms and subject to the conditions set forth in the Offer and accompanying take-over bid circular dated October 10, 2013

The Offer is being made pursuant to a support agreement dated September 25, 2013 between Kimber and the Offeror (the "Support Agreement"), under which the Offeror agreed to make the Offer on the terms and conditions contained therein and to subscribe for 20,000,000 Common Shares of Kimber at a price of $0.10 per share (the "Private Placement"). The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on November 15, 2013 (the "Expiry Time"), unless extended or withdrawn by the Offeror. The Offer is subject to the condition, among others, that there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time not less than 66⅔% of the Common Shares then outstanding, excluding the Common Shares issued under the Private Placement (the "Minimum Tender Condition").

The Offer is only for Common Shares and is not made for the stock options (the "Options") issued pursuant to Kimber's 2002 stock option plan and 2007 stock option plan, as amended (the "Stock Option Plans"), or any other Kimber Convertible Securities. Any holder of Kimber Convertible Securities who wishes to accept the Offer should exercise such Kimber Convertible Securities in order to obtain certificates representing Common Shares and deposit the Common Shares in accordance with the Offer.

For a more complete description of the terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer and the Offeror, reference should be made to the Offer and Circular, and the Letter of Transmittal and the Notice of Guaranteed Delivery that accompany the Offer and Circular.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS OF KIMBER UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON SHARES TO THE OFFER.

After careful consideration, the Kimber Board has unanimously determined that the Offer is in the best interests of Kimber and its Shareholders and, accordingly, the Kimber Board unanimously recommends that Shareholders accept the Offer and tender their Common Shares to the Offer. In addition, all of Kimber's officers and directors have entered into lock-up agreements with the Offeror under which they have agreed to tender to the Offer all of the Common Shares held by them, subject to certain conditions, including Common Shares issuable upon the exercise of options.

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In making its recommendation, the Kimber Board consulted with its financial and legal advisors and carefully reviewed, considered and deliberated all aspects of the Offer. The Kimber Board identified a number of factors set out below as being the principal reasons for the UNANIMOUS recommendation of the Kimber Board that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

1.	Attractive Premium.

Shareholders who tender to the Offer will receive $0.15 per Common Share, which represents a premium of 67% to the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on September 24, 2013 (the last trading day prior to the announcement of the Offer) and 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013.

2.	The Offer is the result of an active, extensive process to assess Kimber's strategic alternatives and represents the most attractive and best alternative available to Shareholders.

Kimber has been exploring different opportunities for more than a year. The Kimber Board considered its alternatives when reviewing the Offer, as well as the likelihood of any proposals from other parties being available in a timely manner and with financial terms exceeding the value of the Offer Price. The Kimber Board concluded that the Offer represents the best alternative available, is fair to the Shareholders, and is in the best interests of Kimber and the Shareholders.

3.	Fairness Opinion.

Primary Capital Inc. ("Primary Capital") has provided a written fairness opinion (the "Fairness Opinion") to the Kimber Board, dated effective October 7, 2013, to the effect that, as at such date and based upon and subject to the limitations, assumptions and qualifications described therein, the Offer Price to be received by Shareholders pursuant to the Offer, is fair, from a financial point of view, to the Shareholders, other than the Offeror and its affiliates. A copy of the Fairness Opinion is attached to this Directors' Circular as Schedule "A". The Kimber Board recommends that you read the Fairness Opinion carefully and in its entirety. The Fairness Opinion does not constitute a recommendation of Primary Capital to the Shareholders as to whether they should accept the Offer or how they should otherwise act with respect thereto. See "Fairness Opinion".

4.	The Offer is supported by Kimber's officers and directors.

All of Kimber's officers and directors, who collectively held approximately 7.5% of the issued and outstanding Common Shares as of the date of the Support Agreement and who collectively hold approximately 6.1% of the issued and outstanding Common Shares as of the date hereof, have entered into lock-up agreements with the Offeror under which they have agreed to tender to the Offer all of the Common Shares held by them, including any Common Shares issuable upon the exercise of Options.

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5.	The Kimber Board has preserved the ability to respond to unsolicited Superior Proposals.

Under the Support Agreement, the Kimber Board maintains its ability to consider and respond, in accordance with its fiduciary duties, to unsolicited bona fide written proposals in respect of transactions that could be, if consummated in accordance with their terms, likely to lead to a transaction that meets a number of conditions, including that they would be more favourable from a financial point of view to the Shareholders than the Offer. The Kimber Board believes that the terms of the Support Agreement, including the termination fee payable to the Offeror in connection with a termination of the Support Agreement (in certain specified circumstances), are reasonable in the circumstances and not preclusive of other proposals. Additionally, the lock-up agreements signed by Kimber's officers and directors do not preclude the parties thereto from tendering their shares to a Superior Proposal.

6.	The Offer contains a Minimum Tender Condition.

The Offer contains a 66⅔% Minimum Tender Condition that cannot be lowered to less than 50% of the outstanding Common Shares plus one (excluding the Common Shares acquired by the Offeror under the Private Placement).

7.	Kimber faces significant financial challenges which present substantial challenges to Kimber's continuing status as a going concern.

Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. At June 30, 2013, Kimber had a working capital deficiency of $3,692,244 and significant indebtedness. These conditions raise substantial doubt regarding Kimber's ability to continue as a going concern. Kimber requires substantial funding, which cannot be raised without significant dilution to its Shareholders, if it can be raised at all.

8.	The Offer provides immediate value and liquidity to Shareholders, and is not subject to a financing condition.

The Offer provides Shareholders with cash consideration for all Common Shares held. Shareholders will be able to immediately recognize a fair value for their investment and the payment of the Offer Price in cash provides certainty of value for their Common Shares. The Offer is also not subject to a financing condition.

The foregoing summary of the information and factors considered by the Kimber Board is not intended to be an exhaustive description of the information and factors considered by them in reaching their conclusion and making a recommendation that Shareholders accept the Offer, but includes the material information, factors and analysis considered by the Kimber Board in reaching its conclusion and recommendation. The members of the Kimber Board evaluated various factors summarized above in light of their own knowledge of the business, properties, financial condition and prospects of Kimber and the circumstances in which Kimber operates, and based upon the advice of its financial and legal advisors. In view of the numerous factors and developments considered in connection with its evaluation of the Offer, the Kimber Board did not find it practicable to, and did not quantify or otherwise attempt to assign relative weight to

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specific factors in reaching its conclusion and recommendation. In addition, individual members of the Kimber Board may have given different weight to different factors. The conclusion and unanimous recommendation of the Kimber Board was made after careful consideration, evaluation and deliberation of all of the information and factors involved.

Shareholders should consider the terms of the Offer carefully and should come to their own decision as to whether to accept the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.

THE FAIRNESS OPINION

On September 24, 2013, Primary Capital orally advised the Kimber Board that based on certain assumptions, qualifications and limitations set out in its Fairness Opinion, the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders, other than the Offeror and its affiliates. A copy of Primary Capital's written Fairness Opinion, including a description of the matters considered by Primary Capital in rendering its Fairness Opinion, the assumptions made and the limitations in the review undertaken in connection with the Fairness Opinion, is included as Schedule "A" to this Directors' Circular. The summary of the Fairness Opinion in this Directors' Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

The Kimber Board considered the Fairness Opinion as one of many factors taken into consideration prior to the Kimber Board making its recommendation to Shareholders that they accept the Offer. Shareholders are encouraged to read the full text of the Fairness Opinion. The Fairness Opinion was provided for the use of the Kimber Board in considering the Offer and is not to be construed as a recommendation to any Shareholder to accept or reject the Offer. Pursuant to the terms of the engagement letter between Kimber and Primary Capital, Primary Capital is to be paid a fixed fee for the provision of its Fairness Opinion, plus a reimbursement for its expenses. Kimber has also agreed to indemnify Primary Capital against certain liabilities.

BACKGROUND TO THE OFFER

Certain officers of FCC commenced initial discussions with Kimber regarding a potential transaction in May, 2013. Initial discussions between FCC and Kimber covered a range of possible transactions.

On July 10, 2013, Kimber entered into a confidentiality agreement with FCC, and on July 11, 2013, Kimber granted FCC access to its data room, which contained technical and geological information regarding Kimber's mineral properties. From July 2013 until September 2013, FCC, together with its advisors, conducted a financial, legal and business due diligence review of Kimber.

Primary Capital provided advice to Kimber with respect to a potential transaction with the Offeror. Primary Capital and Kimber had previously executed an engagement letter with respect to financial advisory services on January 25, 2013.

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On September 16, 2013, the Offeror and Kimber executed a non-binding proposal setting out the key terms of the Offer and began to negotiate the terms of the Support Agreement.

On September 19, 2013, Kimber and the Offeror entered into the Confidentiality Agreement and the Offeror was granted full access to Kimber's confidential information.

On September 25, 2013, the Offeror and Kimber executed the Support Agreement and jointly announced the Offer and the entering into of the Support Agreement.

KIMBER RESOURCES INC.

Kimber is a Canadian junior mining company engaged in the acquisition, exploration and development of mineral resource properties. Kimber is in the process of exploring its Monterde Property located in Mexico and has yet to determine whether any of its other properties contain mineral reserves that are economically recoverable.

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde Property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the updated Preliminary Economic Assessment for the Monterde Property in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the 2012 updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

Kimber is governed by the laws of the province of British Columbia, Canada, pursuant to the provisions of the Business Corporations Act (British Columbia) (the "BCBCA"). The head office of Kimber is located at 220 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, and the registered and records office is located at 220 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. Kimber is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon and Nunavut. The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "KBR".

SHARE CAPITAL OF KIMBER

Kimber is authorized to issue an unlimited number of Common Shares without par value. At the date of this Directors' Circular, Kimber had 104,697,876 shares issued and 108,076,891 outstanding on a fully diluted basis.

Shareholders are entitled to one vote for each Common Share held and to receive pro rata such dividends as may be declared by the Kimber Board. Shareholders are also entitled to participate equally in the liquidation, dissolution or winding up of Kimber, whether voluntary or involuntary, or any other distribution of Kimber's assets among its Shareholders for the purpose of winding up its affairs after it has paid out its liabilities. The Common Shares are not subject to call or assessment. There are no preemptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.

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ARRANGEMENTS RELATING TO THE OFFER

Except as described below or as otherwise described or referred to in this Directors' Circular, to the knowledge of the directors and officers of Kimber, there are no agreements, commitments or understandings made, or proposed to be made, between the Offeror and, either: (i) any of the directors or officers of Kimber, including any agreement, commitment or understanding pursuant to which a payment or other benefit is proposed to be made or given by way of compensation for loss of office or as to any such person remaining in or retiring from office if the Offer is successful; or (ii) any Shareholders relating to the Offer.

Source of Funds

If all Shareholders accept the Offer, the total amount of cash required for the purchase of the Common Shares will be approximately $12.7 million. The Offeror intends to satisfy such funding requirements using its existing cash resources.

Support Agreement

On September 25, 2013, the Offeror and Kimber entered into the Support Agreement, which sets out, among other things, the terms and conditions upon which the Kimber Board agrees to recommend to Shareholders the acceptance of the Offer. The following is a summary of certain provisions of the Support Agreement. It is subject to, and is qualified in its entirety by reference to, all of the provisions of the Support Agreement. The Support Agreement has been filed by Kimber with the Canadian securities regulatory authorities and the SEC and is available on Kimber’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Capitalized terms used but not defined herein have the meanings given to them in the Support Agreement.

Support of the Offer

Kimber has announced that the Kimber Board, after consultation with its financial and legal advisors, has unanimously determined that the Offer is in the best interests of Kimber and the Shareholders. Accordingly, the Kimber Board has unanimously recommended that Shareholders accept the Offer. Each member of the Kimber Board and each officer of Kimber has entered into a lock-up agreement with the Offeror pursuant to which they have agreed to support the Offer and, subject to the provisions of the Support Agreement, Kimber has agreed to co-operate in good faith and use all reasonable efforts to support the Offer and ensure that the Offer will be successful.

The Offer

The Offeror has agreed to make the Offer on the terms and conditions set forth in the Support Agreement and, provided that all of the conditions of the Offer set forth in Section 4 of the Offer, “Conditions of the Offer” shall have been satisfied or waived at or prior to the Expiry Time, the Offeror has agreed to take up and pay for all Common Shares validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time, and in any event within three business days following the Expiry Time. See Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.

The Offeror is permitted, in its sole discretion, to modify or waive any term or condition of the Offer; provided that the Offeror cannot, without the prior consent of Kimber (a) amend or modify

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the Minimum Tender Condition to less than 50% of the outstanding Common Shares, excluding the Common Shares issued to the Offeror under the Private Placement, plus one Common Share, (b) waive the Minimum Tender Condition, as it may be amended or modified, unless the Offeror can and, after such waiver, does take up and pay for a number of Common Shares equal to not less than 50% of the outstanding Common Shares, excluding the Common Shares issued to the Offeror under the Private Placement, plus one Common Share, (c) increase the Minimum Tender Condition, (d) impose additional conditions to the Offer, (e) decrease the cash consideration per Common Share, (f) decrease the number of Common Shares in respect of which the Offer is made or (g) change the form of consideration payable (other than to add additional consideration or consideration alternatives). If the Offeror amends, modifies or waives the Minimum Tender Condition and takes up and pays for any Common Shares pursuant to the Offer, the Offeror shall extend the Offer to the extent required to ensure that the Expiry Date shall be not less than 10 days from the date of such amendment, modification or waiver.

Kimber Board Representation

Following the time at which the Offeror takes up for purchase such number of Common Shares as represents at least a majority of the then outstanding Common Shares on a fully-diluted basis, the Offeror shall at any time, and from time to time, be entitled to designate such number of members of the Kimber Board, and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned at such time by the Offeror or an affiliate or subsidiary of the Offeror, in all cases subject to (i) applicable Law, (ii) providing a release in favour of each resigning member of the Kimber Board who is being replaced by the Offeror’s designee, and (iii) confirmation that insurance coverage is maintained or provided as contemplated in the Support Agreement. Subject to applicable Laws, Kimber shall co-operate with the Offeror to enable the Offeror’s designees to be elected or appointed to the Kimber Board, and any committees thereof, and to ensure that the number of the Offeror’s designees is at any time in proportion to the percentage of outstanding Common Shares beneficially owned at such time by the Offeror or an affiliate or subsidiary of the Offeror, including, at the request of the Offeror, in compliance with the BCBCA and the constating documents of Kimber, by using its commercially reasonable efforts to increase the size of the Kimber Board and to secure the resignations of such directors as the Offeror may request.

No Solicitation

Kimber has agreed that, except as provided in the Support Agreement, it will not, directly or indirectly, through any of their respective representatives: (a) make, solicit, assist, initiate, encourage, promote or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of Kimber or a Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding any Acquisition Proposal or potential Acquisition Proposal; (b) participate or engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, encourage or otherwise facilitate, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Kimber may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Kimber Board has so determined; (c) withdraw, modify, change or qualify, or propose publicly to withdraw, modify, the Kimber Board or any committee thereof in the Support Agreement or the recommendation of the Kimber Board or any committee thereof that

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Shareholders accept the Offer; (d) approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five business days following the public announcement of such Acquisition Proposal shall not be considered a violation of Section 6.1(a)(iv) of the Support Agreement; (e) release any person from or waive, or otherwise forbear the enforcement of, any confidentiality or standstill agreement with any person that would facilitate the making or implementation of an Acquisition Proposal by such person provided that, for avoidance of doubt, any automatic release from the standstill provisions of any such agreement in accordance with its terms shall not constitute a breach of Section 6.1(a)(v) of the Support Agreement; or (f) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to an Acquisition Proposal or providing for the payment of any break, termination or other fee or expense to any other person in the event that Kimber or a Subsidiary completes any of the Contemplated Transactions or any other transaction with the Offeror agreed to prior to the termination of the Support Agreement.

The Support Agreement defines an “Acquisition Proposal” as the following, in each case whether in a single transaction or a series of related transactions: (i) any take-over bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Kimber; (ii) any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization, or other similar transaction involving Kimber or any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Kimber, or any liquidation, dissolution or winding-up of Kimber or any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Kimber; (iii) any direct or indirect sale of assets (or any lease, long-term supply arrangement, license or other arrangement having the same economic effect as a sale) of Kimber or any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Kimber; (iv) any direct or indirect sale, issuance or acquisition of Common Shares or any other voting or equity interests (or securities convertible into or exercisable for such Common Shares or other voting or equity interests) of Kimber representing 20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of Kimber or any direct or indirect sale, issuance or acquisition of voting or equity interests (or securities convertible into or exercisable for such voting or equity interests) of any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the voting or equity interests of any of the Subsidiaries; or (v) any proposal or offer to do, or public announcement of an intention to do, any of the foregoing from any person other the Offeror or an affiliate or subsidiary of the Offeror, excluding, in each case, the Offer, and the Contemplated Transactions.

Kimber has agreed to immediately cease any existing solicitation, discussion, negotiation or process with or involving any person (other than the Offeror or a subsidiary of the Offeror) that may be ongoing with respect to or which could reasonably be expected to lead to an Acquisition Proposal, whether or not initiated by Kimber or any of its subsidiaries or any of its or their representatives and, in connection therewith, to discontinue access to any data rooms.

Kimber has agreed to request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Kimber relating to any potential

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Acquisition Proposal and to use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

Kimber has agreed to promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify the Offeror of any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting an Acquisition Proposal, any request for discussions or negotiations relating to, or which could reasonably be expected to lead to, an Acquisition Proposal, and/or any request for non-public information relating to Kimber or any Subsidiary or for access to properties, books and records or a list of Shareholders of Kimber. Kimber may, however, following receipt of any proposal, inquiry, offer or request (or any amendment thereto) that is not an Acquisition Proposal but which Kimber reasonably believes could lead to an Acquisition Proposal, respond to the proponent that Kimber can only enter into discussions or negotiations with another party in accordance with the terms of the Support Agreement.

Kimber has agreed to ensure that its representatives are aware of the non-solicitation provisions of the Support Agreement and Kimber shall be responsible for any breach by such persons.

Superior Proposals

Following the receipt by Kimber of a written Acquisition Proposal made after the date of the Support Agreement that was not solicited in contravention of the Support Agreement, (including, for greater certainty, an amendment, change or modification to an Acquisition Proposal made prior to the date of the Support Agreement), Kimber and its representatives may: (a) contact the person making such Acquisition Proposal and its representatives for the purposes of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal; and (b) if the Kimber Board determines, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal: (i) furnish information with respect to Kimber and the Subsidiaries to the person making such Acquisition Proposal and its representatives provided that Kimber first enters into a confidentiality agreement that is no less favourable to Kimber than the Confidentiality Agreement and provided further that Kimber sends a copy of such agreement to the Offeror promptly following its execution and the Offeror is promptly provided with the information provided to such person; and (ii) engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its representatives.

The Support Agreement defines a “Superior Proposal” as a bona fide Acquisition Proposal to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, (A) all of the Common Shares (other than Common Shares beneficially owned by the party making such Acquisition Proposal) and pursuant to which all Shareholders are offered the same consideration in form and amount per Common Share to be purchased or otherwise acquired or (B) all or substantially all of the assets of Kimber and the Subsidiaries, taken as a whole: (i) that did not result from a breach of Section 6.1 of the Support Agreement; (ii) that is made in writing after the date of the execution of the Support Agreement, including an amendment, change or modification to any Acquisition Proposal made prior to the date thereof; (iii) that complies with all Applicable Securities Laws in all material respects; (iv) that is not subject to a financing

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condition and in respect of which the Kimber Board has determined in good faith (after consultation with its financial advisors) is funded or in respect of which the Kimber Board has determined in good faith (after consultation with its financial advisers) that adequate arrangements have been made to ensure that the required funds will be available to complete such Acquisition Proposal; (v) that is not subject to any due diligence or access condition; and (vi) that the Kimber Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (B) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Offer (taking into consideration any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to Section 6.2(c) of the Support Agreement).

Kimber may terminate the Support Agreement and accept, approve, recommend or enter into a binding written agreement, understanding or arrangement with respect to a Superior Proposal prior to completion of the Offer including, for greater certainty, an amendment, change or modification to an Acquisition Proposal made prior to the date of the Support Agreement, provided that: (a) Kimber and each of its Representatives has complied with certain of its obligations with respect to non-solicitation under the Support Agreement; (b) the Kimber Board has determined, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Proposal; (c) Kimber has delivered written notice to the Offeror of the determination of the Kimber Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Kimber Board to accept, approve, recommend or enter into a binding agreement with respect to such Acquisition Proposal (the “Superior Proposal Notice”) together with a copy of such agreement; (d) at least five business days have elapsed since the later of the date on which the Offeror received a copy of the Superior Proposal Notice and the date on which the Offeror received a copy of the document containing such Acquisition Proposal (such five business day period, the “Right to Match Period”) and, for greater certainty, the Right to Match Period shall expire at 4:00 p.m. (Toronto time) on the fifth business day following the day the Offeror received the Superior Proposal Notice; (e) if the Offeror has offered to amend the terms of the Offer and the Support Agreement during the Right to Match Period pursuant to Section 6.2(c) of the Support Agreement, the Kimber Board has determined, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to be a Superior Proposal when assessed against the Offer as it is proposed to be amended as at the termination of the Right to Match Period; and (f) Kimber terminates the Support Agreement and pays a termination payment in the amount of $500,000 (the “Termination Payment”).

During the Right to Match Period, the Offeror will have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Support Agreement. The Kimber Board will review any such offer by the Offeror to amend the terms of the Offer and the Support Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror’s offer to amend the Offer and the Support Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal when assessed against the Offer as it is proposed to be amended as at the termination of the Rights to Match Period. If the Kimber Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Offeror will amend the terms of the Offer and Kimber, the Offeror will enter into an amendment to the Support Agreement reflecting the offer by the Offeror and will amend the terms of the Offer and the Support Agreement.

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The Kimber Board will promptly reaffirm its recommendation of the Offer by press release after: (a) any Acquisition Proposal is publicly announced or made and the Kimber Board determines it is not a Superior Proposal; or (b) the Kimber Board determines that a proposed amendment to the terms of the Offer would result in an Acquisition Proposal not being a Superior Proposal when assessed against the Offer as it is proposed to be amended as at the termination of the Right to Match Period, and the Offeror has so amended the terms of the Offer in accordance with the Support Agreement.

Each successive amendment, change or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders will constitute a new Acquisition Proposal.

Nothing in the Support Agreement shall prevent the Kimber Board from responding through a directors’ circular or otherwise as required by applicable laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in the Support Agreement shall prevent the Kimber Board from making any disclosure to the securityholders of Kimber if the Kimber Board, acting in good faith and upon the advice of its legal counsel, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Kimber Board or such disclosure is otherwise required under applicable laws; provided, however, that the Kimber Board is not permitted to make a Change of Recommendation (as defined in the Support Agreement) other than as permitted by the Support Agreement.

Subsequent Acquisition Transaction

The Support Agreement provides that if, within 120 days after the date of the Offer (or such longer period as a court may permit), the Offer has been accepted by Shareholders of not less than 90% of the outstanding Common Shares (as at the Expiry Time), excluding Common Shares held by or on behalf of the Offeror or an “associate” or an “affiliate” (as those terms are defined in the BCBCA) of the Offeror, the Offeror intends, at the Offeror’s election, to the extent possible, to acquire the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror intends, at the Offeror’s election, to pursue other means of acquiring the remaining Common Shares not tendered to the Offer, including by way of an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction shall not be less than the Offer Price and in no event will the Offeror be required to offer consideration per Common Share greater than the Offer Price.

Alternative Transaction

If the Offeror determines in its sole discretion that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby following completion of such transaction (an “Alternative Transaction”) the Offeror or an affiliate or subsidiary of the Offeror would acquire ownership of or control over all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions and having consequences to Kimber and the Shareholders that are equivalent to or better than those contemplated by the Support Agreement, Kimber has agreed to support the completion of such Alternative Transaction in the same manner as the Offer and take all actions

ACCEPT THE OFFER AND TENDER YOUR COMMON SHARES

necessary or desirable which are within its power to effect the completion of such Alternative Transaction including, if applicable, holding a meeting of the holders of securities of Kimber within 60 days of being notified of such Alternative Transaction and preparing and mailing a management information circular in connection with such meeting.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Effective Time in the following circumstances:

(a)	by mutual written consent of the Offeror and Kimber;

(b)

by Kimber, if the Offeror has not mailed this Circular by 11:59 p.m. (Vancouver time) on October 15, 2013 (the “Latest Mailing Time”) (other than as a result of Kimber’s default or breach of a material covenant or obligation under the Support Agreement) or the Offer or any amendment thereto does not conform in all material respects with the terms of the Support Agreement and such non-conformation is not cured within five business days of written notice thereof;

(c)

by the Offeror, prior to mailing the Circular, if any condition to the obligation of the Offeror to make the Offer is not satisfied or waived by the Latest Mailing Time (other than as a result of a default by the Offeror of a material covenant or obligation under the Support Agreement);

(d)	by the Offeror, if

(i)	the Minimum Tender Condition is not satisfied at the Expiry Time and the Offeror has not elected to waive such condition, or

(ii)

any other condition, other than the Minimum Tender Condition, is not satisfied or waived at the Expiry Time (other than as a result of a default or breach by the Offeror of a material covenant or obligation under the Support Agreement);

(e)	by either Kimber or the Offeror, if the Offeror does not take up and pay for the Common Shares deposited under the Offer by a date that is 120 days following the date of the commencement of the Offer (other than as a result of a default or breach of any material representation, warranty, covenant or obligation under the Support Agreement by the party seeking to terminate the Support Agreement), provided however, that if the Offeror’s take up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a governmental entity or court of competent jurisdiction, or (ii) the Offeror not having obtained any governmental or regulatory waiver, consent or approval, then, provided that such injunction or order is being contested or appealed or such governmental or regulatory approval is being actively sought, as applicable, the Support Agreement shall not be terminated until the earlier of (A) the fifth business day following the date on which such injunction or order ceases to be in effect or such governmental or regulatory approval is obtained, and (B) 180 days after the Offer is commenced;

(f)	by the Offeror, if

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(i)	Kimber is in default of any covenant or obligation in the Support Agreement relating to the non-solicitation of Acquisition Proposals,

(ii)	Kimber is in material default of any other covenant or obligation under the Support Agreement, or

(iii)	any representation or warranty made by Kimber in the Support Agreement

(I)	that is qualified by reference to a Material Adverse Change or materiality shall be untrue or incorrect in any respect, or

(II)	that is not qualified by reference to a Material Adverse Change or materiality shall be untrue or incorrect in any material respect,

where in either case, such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to cause or result in a Material Adverse Change in respect of Kimber or would reasonably be expected to prevent, or materially impede, restrict or delay, consummation of the Offer; provided that, in each case, such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is ten calendar days from the date of written notice of such breach or failure and the business day prior to the Expiry Date;

(g)	by Kimber, if

(i)	the Offeror is in material default of any covenant or obligation under the Support Agreement, or

(ii)

any representation or warranty of the Offeror under the Support Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer provided that such right of termination shall not be available with respect to any breach that is capable of being cured and such breach has been cured by the earlier of the date which is ten days from the date of written notice of such breach and the business day prior to the Expiry Date;

(h)

by the Offeror or Kimber, if any court of competent jurisdiction or other governmental entity having authority over the parties shall have issued an order, decree or ruling permanently enjoining or otherwise prohibiting any of the Contemplated Transactions (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable), which order, decree or ruling is final and non-appealable;

(i)	by the Offeror, if

(i)

the Kimber Board fails to publicly recommend the Offer or reaffirm its approval of the Offer within three calendar days of any written request by the Offeror (or, in the event that the Offer shall be scheduled to expire within such three calendar day period, prior to the scheduled expiry of the Offer),

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(ii)	the Kimber Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to the Offeror, or

(iii)	the Kimber Board or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal;

(j)

by either the Offeror or Kimber, if the Offer terminates, expires or is withdrawn at the Expiry Time without the Offeror taking up and paying for any of the Common Shares as a result of the failure of any condition to the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Support Agreement to perform the covenants or obligations required to be performed by it under the Support Agreement; or

(k)

by Kimber, in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement, provided that prior to or concurrently with the entering into of that definitive agreement, Kimber shall have paid to the Offeror or an assignee of the Offeror the Termination Payment.

Termination Payment

Kimber is obligated to pay the Offeror the Termination Payment upon the occurrence of any of the following:

(a)

the Support Agreement being terminated by the Offeror in the circumstances described in clause (f)(i) above or clause (i) above (except in a circumstance in which Kimber is entitled to terminate the Support Agreement as described in clause (e), (g)(i) or (h) above and, as a consequence, the Kimber Board makes a Change of Recommendation) in which case the Termination payment shall be paid to the Offeror by 4:00 p.m. (Vancouver time) on the first business day after the Support Agreement is so terminated;

(b)

the Support Agreement is terminated by Kimber in the circumstances described in clause (k) above, in which case the Termination Payment shall be paid to the Offeror prior to or concurrently with entering into a definitive agreement with respect to the applicable Superior Proposal; or

(c)	the Support Agreement is terminated by the Offeror pursuant to clause (d)(i) above and,

(i)

following the date of the Support Agreement and prior to the date on which the Support Agreement is terminated, an Acquisition Proposal is publicly announced or made, or any person other than the Offeror or a subsidiary of the Offeror has publicly announced an intention to make an Acquisition Proposal, and

(ii)	either

(I)	an Acquisition Proposal is completed within six months following the date of the Support Agreement, in which case the Termination Payment

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shall be paid to the Offeror concurrently with the completion of such Acquisition Proposal, or

(II)

an agreement in respect of such Acquisition Proposal is entered into by Kimber within six months following the termination of the Support Agreement and such Acquisition Proposal is completed at any time after the termination of the Support Agreement, in which case the Termination Payment shall be paid to the Offeror concurrently with the completion of such Acquisition Proposal.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of the Offeror and Kimber relating to, among other things: corporate status, and the corporate authorization and enforceability of, and Kimber Board approval of, the Support Agreement and the Offer. The representations and warranties of Kimber also address various matters relating to the business, operations and properties of Kimber, including, among other things: capitalization; public filings; accuracy of financial statements; liabilities and indebtedness; books and records; absence of certain changes or events; litigation; compliance with laws; employment matters; tax matters; material contracts; related party transactions; mineral reserves and resources; properties and mineral rights; disclosure controls and procedures; internal controls over financial reporting; reporting issuer status; anti-corruption laws; and other customary representations relating to the Private Placement.

In addition, the Offeror has represented that it has made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Common Shares acquired pursuant to the Offer. Furthermore, the Offeror has represented that, pursuant to the Private Placement, it is subscribing for the Subscription Shares as principal pursuant to prospectus exemptions under securities laws.

Conduct of Business

Kimber has covenanted and agreed that, prior to the earlier of the time that designees of the Offeror represent a majority of the Kimber Board and the termination of the Support Agreement, unless expressly contemplated or permitted by the Support Agreement, or unless the Offeror shall otherwise agree in writing, and except as required by applicable law or disclosed to the Offeror on or before the date of the Support Agreement, Kimber will, among other things, conduct its businesses in the ordinary course consistent with past practice in all material respects and use reasonable efforts to preserve intact its present business organization and goodwill, to preserve intact its property and mineral interests, and to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Kimber has also agreed that it will not take certain actions specified in the Support Agreement. Kimber will not (among other things): (a) acquire or commit to acquire any assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $100,000 in the aggregate; (b) subject to certain exceptions, incur, or commit to, capital expenditures in excess of $100,000 in the aggregate; or (c) subject to certain exceptions, sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group

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of related assets (through one or more related or unrelated transactions) having a value in excess of $100,000 in the aggregate.

Kimber has also agreed to notify the Offeror of: (a) any Material Adverse Change in relation to Kimber and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event which occurrence or failure would or would be reasonably likely to (i) cause any of the representations or warranties of Kimber contained in the Support Agreement to be untrue or inaccurate in any material respect, or (ii) result in the failure of Kimber to comply with or satisfy any covenant, condition or agreement under the Support Agreement.

Employment Agreements and Change of Control Payments

Prior to the time at which the Offeror takes up and pays for any Common Shares under the Offer, Kimber has agreed to pay the change of control, severance and similar payments listed set out in the disclosure letter to the Support Agreement. If the Take-Up Date has not occurred by December 1, 2013, the Offeror has agreed, upon request by Kimber, to advance to Kimber up to $200,000 in December 2013 and up to $200,000 in each month following December 2013 if Kimber will not have sufficient funds available to make such payments.

Other Covenants

Each of Kimber and the Offeror has agreed to a number of mutual covenants, including to use its reasonable efforts to take all reasonable action and do all things reasonably necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and the Support Agreement, and including to use commercially reasonable efforts to: (a) obtain all necessary or advisable consents, approvals, clearances and authorizations as required or advisable under applicable Laws, (b) defend all lawsuits or other legal proceedings challenging the Support Agreement or the consummation of the Contemplated Transactions; (c) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability to complete the Contemplated Transactions, (d) to effect all necessary registrations and other filings and submissions of information requested by Governmental Entities or required under any Applicable Securities Laws, or any other laws relating to the Contemplated Transactions, (e) to execute and deliver such documents as the other parties may reasonably require; and (f) fulfill all conditions within its power and satisfy all provisions of the Support Agreement and the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

In addition, upon reasonable notice and subject to the Confidentiality Agreement, Kimber has agreed to provide the Offeror and its representatives with reasonable access during normal business hours, to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in Kimber’s possession and control, including material contracts, and access to the personnel of and counsel to Kimber on an as reasonably requested basis as well as reasonable access to the properties of Kimber in order to allow the Offeror to perform such investigations as the Offeror may consider necessary or advisable for strategic planning and integration or for any other reasons reasonably relating to the Contemplated Transactions.

Directors’ and Officers’ Insurance and Indemnification

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From and after the Effective Time, the Offeror agrees that for the period from the Effective Time until six years after the Effective Time, the Offeror will cause Kimber or any successor to Kimber to maintain Kimber’s current directors’ and officers’ liability insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Kimber than those contained in the policy in effect as of the date of the Support Agreement, for all present and former directors and officers of Kimber and the Subsidiaries covering claims made prior to or within six years of the Effective Time, provided, however, that the Offeror will not be required, in order to maintain or cause to be maintained such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 250% of the cost of the existing policy; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 250% of such amount, the Offeror shall only be required to obtain or cause to be obtained as much coverage as can be obtained by paying an annual premium equal to 250% of such amount. Alternatively, prior to the Effective Time, the Offeror or Kimber may purchase as an extension to Kimber’s current directors’ and officers’ liability insurance policies, six year run-off insurance providing such coverage for such persons on terms comparable to those contained in Kimber’s current insurance policies, provided that the premium will not exceed 250% of the premium currently charged to Kimber for directors’ and officers’ liability insurance, and in such event none of the Offeror or Kimber or the Subsidiaries will have any further obligation under the Support Agreement in respect of the foregoing.

Outstanding Kimber Options

Kimber covenants in the Support Agreement to resolve to accelerate the vesting of all Kimber Options and to permit the exercise of Kimber Options conditional upon, and immediately prior to, the Offeror taking up Common Shares under the Offer.

Under the Support Agreement, the parties agreed that between the date of the Support Agreement and the Take-Up Date, Kimber shall take such actions as may be necessary or desirable to provide that all Kimber Options vest no later than immediately prior to the Take-Up Date and that each holder of vested Kimber Options shall be entitled, at his or her option, to either (i) exercise such Kimber Options, in accordance with their terms, and thereby acquire Common Shares; or (ii) in lieu of exercising Kimber Options, surrender or cancel such Kimber Options to Kimber in exchange for a cash payment by Kimber equal to the amount by which the aggregate Offer Price for the Common Shares which could be acquired pursuant to the exercise of such Kimber Options exceeds the aggregate exercise price in respect of such Kimber Options.

Furthermore, pursuant to the Support Agreement, the parties agreed that all Kimber Options tendered to Kimber for exercise, surrender or cancellation, conditional upon the Offeror taking up the Common Shares under the Offer (a “Conditional Option Exercise”), shall be deemed to have been exercised or surrendered immediately prior to the take up of the Common Shares by the Offeror. The Offeror will accept as validly tendered to the Offer all of the Common Shares to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Kimber Options otherwise validly accept the Offer in accordance with its terms with respect to such Common Shares and provided that such holders agree to surrender any of their remaining Kimber Options to Kimber for cancellation effective on the Take-Up Date.

Under the terms of the Support Agreement, Kimber agreed to use its commercially reasonable efforts to:

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(a)

allow all outstanding Kimber Options to be either exercised, terminated, surrendered, cancelled or expire prior to the Take-Up Date, provided that, except as provided in Section 2.3(a) or 2.3(b) of the Support Agreement, Kimber shall not pay the holders of such Kimber Options any amount in consideration therefor without the prior written approval of the Offeror, and Kimber shall not grant any additional Kimber Options or other rights to purchase or acquire Common Shares, or make any amendments to outstanding Kimber Options without the prior written consent of the Offeror;

(b)

accelerate the vesting of all Kimber Options, such that all outstanding Kimber Options shall be fully vested and exercisable prior to the Take-Up Date and to satisfy all other obligations of Kimber under the Kimber Options so that, upon the acquisition by the Offeror of the Common Shares pursuant to the Offer, all entitlements under the Stock Option Plan shall terminate; and

(c)

take all actions necessary to ensure that any Kimber Options that are not converted, exercised or surrendered prior to the Take-Up Date shall either be surrendered or terminated or otherwise dealt with in a manner satisfactory to the Offeror prior to the Take-Up Date.

Kimber shall withhold from any consideration received and shall remit to the relevant tax authority, an amount sufficient to satisfy all applicable income tax and other source deductions arising on the exercise or purchase for cancellation of Kimber Options.

Lock-Up Agreements

The directors and officers of Kimber have entered into lock-up agreements with the Offeror, pursuant to which such directors and officers have agreed to, subject to certain exceptions in the event of a Superior Proposal, among other things, support the Offer, not solicit any Acquisition Proposals, to exercise the Kimber Options held by them and to deposit Common Shares held by them under the Offer and not to withdraw such Common Shares. The directors and officers own, collectively, 6,363,399 Common Shares, which was approximately 7.5% of the issued and outstanding Common Shares as at the date of the Support Agreement and is approximately 6.1% of the outstanding Common Shares as of the date hereof.

The lock-up agreements automatically terminate in the event that (a) the Support Agreement is terminated in accordance with its terms, or (b) the Offer has been terminated, withdrawn or has expired, in each case without the Common Shares having been taken up and paid for by the Offeror.

OWNERSHIP OF SECURITIES OF KIMBER

The following table sets out the names and positions of each director and officer of Kimber and the number and percentage of Common Shares and Options beneficially owned, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by each associate and affiliate of any insider of Kimber, each associate and affiliate of Kimber, any insider of Kimber other than a director or officer of Kimber and each person acting jointly or in concert with Kimber as of October 10, 2013.

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Number Of In-
		Number and	The-Money
		Percentage of	Options[1]
		Common Shares	Beneficially
		Beneficially Owned	Owned or
Name	Position	or Controlled	Controlled

Leanne M. Baker	Director	112,500 /0.11%	nil

Keith Barron	Director	nil	nil

R. Dennis Bergen	Director	35,000 /0.03%	nil

Renee Brickner	VP, Investor Relations	13,200 /0.01%	nil

Gordon Cummings	Director, Chief Executive	180,000 /0.17%	nil
Officer and President
Lyn B. Davies	Chief Financial Officer	nil	nil

David R. Hembree	VP, Exploration	nil	nil

James J. Puplava	Director and Chairman	6,022,699 /5.75%	nil

1 The closing price of the Common Shares on October 8, 2013 was $0.145.

Each person listed in the above table has accepted or intends to accept the Offer in respect of all Common Shares beneficially owned or controlled by such person pursuant to the terms of a lock-up agreement made between such person and the Offeror, as discussed above.

TRADING IN SECURITIES OF KIMBER

During the six months preceding the date hereof, none of Kimber, the directors or officers or any other insider of Kimber nor, to the knowledge of the directors and officers of Kimber, after reasonable enquiry, any associate or affiliate of an insider of Kimber, any associate or affiliate of Kimber or any person or company acting jointly or in concert with Kimber, has traded any securities of Kimber.

ISSUANCES OF SECURITIES OF KIMBER

Except as set out below, and except for the Private Placement, no Common Shares or securities convertible into Common Shares have been issued to the directors, officers and any other insiders of Kimber during the two years preceding the date of this Directors' Circular.

Options

	No. of Options
Name	Granted	Exercise Price ($)	Date Granted	Expiry Date

Leanne M. Baker	75,000	1.19	Feb. 10, 2012	Feb. 10, 2017

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	No. of Options
Name	Granted	Exercise Price ($)	Date Granted	Expiry Date
	50,000	0.33	Feb. 11, 2013	Feb. 11, 2018

Keith Barron	50,000	0.215	Apr. 18, 2013	Apr. 18, 2018

R. Dennis Bergen	75,000	1.19	Feb. 10, 2012	Feb. 10, 2017
	50,000	0.33	Feb. 11, 2013	Feb. 11, 2018

Renee Brickner	100,000	1.03	Jan. 11, 2012	Jan. 11, 2017
	50,000	0.33	Feb. 11, 2013	Feb. 11, 2018

Gordon Cummings	200,000	1.19	Feb. 10, 2012	Feb. 10, 2017
	150,000	0.33	Feb. 11, 2013	Feb. 11, 2018

Lyn B. Davies	65,000	1.19	Feb. 10, 2012	Feb. 10, 2017
	30,000	0.33	Feb. 11, 2013	Feb. 11, 2018

David R. Hembree	75,000	0.33	Feb. 11, 2013	Feb. 11, 2018

James J. Puplava	75,000	1.19	Feb. 10, 2012	Feb. 10, 2017
	50,000	0.33	Feb. 11, 2013	Feb. 11, 2018

ARRANGEMENTS BETWEEN KIMBER AND ITS DIRECTORS AND OFFICERS

Other than as described in this Directors' Circular, no agreement, commitment or understanding has been made, or is proposed to be made, between Kimber and any of its directors or officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

Employment Agreements - Change of Control, Severance and Similar Payments

Prior to the time at which the Offeror takes up and pays for any Common Shares under the Offer, Kimber will pay the following change of control, severance and similar payments:

(All figures in Canadian dollars except where noted)

		Change of	Accrued
Name	Base salary	Control	Vacation	Benefits	Total
Gordon Cummings	300,000	600,000	55,176	11,040	666,216
Dave Hembree (US$)	165,000	169,950	6,008		175,958
Lyn Davies	140,000	140,000	15,909		155,909
Renee Brickner	100,000	50,000	2,841		52,841
J Wu		6,000			6,000
		965,950	79,934	11,040	1,056,924

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If the Take-Up Date has not occurred by December 1, 2013, the Offeror will, upon request by Kimber, advance to Kimber up to $200,000 in December 2013 and up to $200,000 in each month following December 2013 if Kimber will not have sufficient funds available to make such payments.

Stock Option Plans

As of the close of business on October 10, 2013, the directors and officers of Kimber held, in aggregate, 2,724,015 Options exercisable on a one-for-one basis for Common Shares. The exercise prices of such outstanding options held by the directors and officers of Kimber are all higher than the current trading price of the Common Shares on the TSX and, accordingly, all such Options are out-of-the-money.

Also see "Support Agreement – Outstanding Kimber Options" above.

OWNERSHIP OF SECURITIES OF THE OFFEROR

None of Kimber or the directors or officers of Kimber or, to their knowledge after reasonable enquiry, any associate or affiliate of an insider of Kimber, any affiliate or associate of Kimber, any insider of Kimber who is not a director or officer of Kimber or any person acting jointly or in concert with Kimber, beneficially owns, or exercises control or direction over, any securities of the Offeror.

INTEREST OF DIRECTORS AND OFFICERS
IN MATERIAL TRANSACTIONS OF THE OFFEROR

None of the directors or officers of Kimber or their associates or, to the knowledge of the directors and officers of Kimber, after reasonable inquiry, no person who owns more than 10% of any class of equity securities of Kimber for the time being outstanding has any interest in any material transaction to which the Offeror is a party.

None of the directors or officers of Kimber is a director or officer of the Offeror or any of its subsidiaries.

MATERIAL CHANGES IN THE AFFAIRS OF KIMBER

Except as publicly disclosed, the directors and officers of Kimber are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Kimber since the date of its last published financial statements, being its audited financial statements for the year ended June 30, 2013.

ACCEPT THE OFFER AND TENDER YOUR COMMON SHARES

OTHER TRANSACTIONS

Other than as described or referred to in the Offer and Circular or in this Directors' Circular, no negotiations are underway in response to the Offer which relate to or would result in: (a) an extraordinary transaction such as a merger, reorganization or liquidation involving Kimber; (b) the purchase, sale or transfer of a material amount of assets by Kimber; (c) a take-over bid or other acquisition of securities of Kimber by any person; (d) a bid by Kimber for its own securities or for those of another issuer; or (e) any material change in the present capitalization or dividend policy of Kimber.

Other than as described or referred to in this Directors' Circular, there is no transaction, board of directors resolution, agreement in principle or signed contract of Kimber which has occurred in response to the Offer and that is related to one of the matters set forth in the preceding paragraph.

OTHER MATERIAL INFORMATION

Except as disclosed in this Directors' Circular, or otherwise publicly disclosed, no other information is known to the directors or officers of Kimber that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of Kimber with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The content of this Directors' Circular has been approved and the delivery thereof has been authorized by the Kimber Board.

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CONSENT OF PRIMARY CAPITAL INC.

To: The Board of Directors of Kimber Resources Inc.

We hereby consent to the reference to the opinion of our firm dated October 7, 2013, which we prepared for the Board of Directors of Kimber Resources Inc., in connection with its consideration of the proposed offer by Invecture Group, S.A. de C.V. for all of the common shares of Kimber Resources Inc., and to the inclusion of the opinion in this Directors' Circular. Our opinion remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Kimber Resources Inc. shall rely on our opinion.

Vancouver, BC	(Signed) PRIMARY CAPITAL INC.
October 10, 2013	PRIMARY CAPITAL INC.

ACCEPT THE OFFER AND TENDER YOUR COMMON SHARES

CERTIFICATE

Dated: October 10, 2013

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(Signed) Gordon Cummings	(Signed) Leanne Baker

ACCEPT THE OFFER AND TENDER YOUR COMMON SHARES

SCHEDULE "A"
Fairness Opinion of Primary Capital Inc.

Bentall Four
1055 Dunsmuir Street, Suite 2624
P.O. Box 49080
Vancouver, British Columbia
V7X 1G4

October 7, 2013

The Board of Directors
Kimber Resources Inc.
Suite 220-800 West Pender Street
Vancouver, BC
V6C 2V6

To the Board of Directors:

Primary Capital Inc. (“Primary”) understands that Kimber Resources Inc. (“Kimber”) and which term shall, to the extent required or appropriate in the context, include the affiliates of Kimber) and Invecture Group, S.A. de C.V. (“Invecture”) have agreed to enter into a transaction (the "Transaction") pursuant to which Invecture will acquire each issued and outstanding common share in the capital of Kimber (“Shares”) in exchange for $0.15 per share of Kimber as contemplated by a Support Agreement dated September 25, 2013 between Kimber and Invecture. The Transaction will be described in detail in a take-over bid circular (the "Circular") to be prepared by Invecture and sent to the shareholders of Kimber.

Engagement

By letter agreement dated April 6, 2011 as superseded on January 25, 2013 (the “Letter Agreement”), the management or Kimber retained Primary to act as financial advisor to Kimber and the board of directors of Kimber (the “Board of Directors”) in connection with the Transaction and to prepare an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in connection with the Transaction (the “Fairness Opinion”). Following the review of the terms of the Transaction and the terms of the Support Agreement by Primary, Primary rendered its oral opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in connection with the Transaction. This Fairness Opinion confirms the oral opinion rendered by Primary to the Board of Directors on September 24, 2013 and re-affirmed on October 7, 2013.

The terms of the Letter Agreement provide that Primary is to be paid for its services in connection with this Fairness Opinion. In addition, Kimber agrees to reimburse Primary for any reasonable out-of-pocket expenses and to indemnify Primary in certain circumstances. Primary consents to

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the inclusion of the entire Fairness Opinion and a summary thereof in the directors’ circular to be mailed to the shareholders of Kimber and to the filing thereof, as necessary, by Kimber with the securities commission or similar regulatory authorities in each province and territory in Canada.

Credentials of Primary

Primary is a privately-owned exempt market dealer based in Toronto, Canada. Primary’s principal activity is financing early-stage Canadian public companies requiring development capital for growth. The opinion expressed herein is the opinion of Primary and the form and content herein have been approved for release by a committee of its senior management and legal counsel, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with rendering this Fairness Opinion, Primary has reviewed and relied upon, or carried out, among other things, the following:

a.	the Support Agreement;

b.	the most recent draft of the Circular dated October 7, 2013;

c.	the audited consolidated financial statements of Kimber for the years ended June 30, 2011, 2012 and 2013 and the related management’s discussion and analysis;

d.	the management information circular of Kimber dated November 8, 2012 relating to the annual general and special meeting of Shareholders held on December 10, 2012;

e.	the annual information form of Kimber for the year ended June 30, 2013 dated September 25, 2013;

f.	recent press releases and other documents filed by Kimber and Invecture on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com;

g.	the Updated Mineral Resource Estimate for the Carmen Deposit, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico prepared by Micon International Limited dated October 23, 2012;

h.	the Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico prepared by Micon International Limited dated July 22 2011;

i.	the Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico prepared by Micon International Limited dated July 16 2010 and amended September 1, 2010;

j.

an Updated Mineral Resource Estimate for the Carmen and Veta Minitas Deposits, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico prepared by Micon International Limited dated December 1, 2009;

k.

technical Report on the Estimate of Underground-mineable Resources On the Carmen Deposit at Monterde Guazapares Municipality, Chihuahua State, Mexico prepared by Burgoyne Geological Inc. dated July 15, 2007;

l.

technical Report on the Mineral Resource Estimation on the Carmen Deposit, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico prepared by Micon International Limited dated July 17, 2006 and amended May 29, 2007;

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m.

certain internal financial, operational, business and other information concerning Kimber that was prepared or provided to us by Kimber’s management including internal operating and financial budgets and projections prepared by Kimber’s management;

n.	trading statistics and selected financial information of Kimber, Invecture and other selected public entities and comparable acquisition transactions considered by us to be relevant;

o.	various reports published by equity research analysts and industry sources regarding Kimber and other publicly-traded entities, to the extent deemed relevant by us;

p.	a certificate addressed to us, dated as of the date hereof, from two of Kimber’s senior officers as to the completeness and accuracy of the information provided to us by them; and

q.	such other information, analyses, investigations and discussions as we considered necessary or appropriate in the circumstances.

Primary has also participated in discussions regarding the Transaction and related matters with the Board of Directors and Stikeman Elliott LLP, legal counsel to Kimber.

In addition, Primary has participated in discussions with members of the senior management of Kimber regarding Kimber’s business, operations, financial condition and prospects that could result from the Transaction and potential alternatives to the Transaction.

Assumptions and Limitations

This Fairness Opinion is subject to the assumptions, qualifications and limitations set forth below.

Primary has not been asked to prepare, and has not prepared, a formal valuation or appraisal of any of the assets or securities of Kimber, Invecture, or any of their respective affiliates, and this Fairness Opinion should not be construed as such.

With permission from the Board of Directors, Primary has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by Primary from public sources, or provided to Primary by Kimber or its affiliates or advisors or otherwise obtained by Primary pursuant to Primary’s engagement by Kimber, and this Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. Primary has not been requested to, or attempted to, independently verify the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions or representations. Primary has not met separately with the independent auditors of Kimber in connection with preparing this Fairness Opinion and, with permission from the Board of Directors, Primary has assumed the accuracy and presentation of, and relied upon, Kimber’s audited financial statements and interim unaudited financial statements and the respective reports of the auditors.

With respect to the historical financial data, operating and financial forecasts and budgets provided to Primary concerning Kimber and relied upon in Primary’s financial analyses, Primary has assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgement of management of Kimber, giving regard to Kimber’s business plans, financial condition and prospects.

Kimber has represented to Primary, in a certificate signed by two of its senior officers and dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to Primary in writing by or on behalf of Kimber, including the written information concerning Kimber referred to above under the heading “Scope of Review”

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(collectively, the “Information”), are complete and correct in all material respects as at the date the Information was provided to Primary and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Kimber or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on this Fairness Opinion.

Primary is not a legal, tax or accounting expert and it expresses no opinion concerning any legal, tax or accounting matters concerning the Transaction or the sufficiency of this letter for the purpose it is intended by Kimber. In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Circular with respect to Kimber, Invecture and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

This Fairness Opinion is rendered on the basis of: securities markets; economic, general business and financial conditions prevailing as at the date hereof; and the conditions and prospects, financial and otherwise, of Kimber as they are reflected in the Information and as they were represented to Primary in Primary’s discussions with management of Kimber and its affiliates and advisors. In Primary’s analyses and in connection with the preparation of this Fairness Opinion, Primary made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

This Fairness Opinion is being provided to the Board of Directors and Kimber for their exclusive use only in considering the Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Primary. This Fairness Opinion is not intended to be and does not constitute a recommendation to any Shareholder to approve the Transaction.

Primary believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

This Fairness Opinion is given as of the date hereof and, although Primary reserves the right to change or withdraw this Fairness Opinion, if Primary learns that any of the information that it relied upon in preparing this Fairness Opinion was inaccurate, incomplete or misleading in any material respect, Primary disclaims any obligation to change or withdraw this Fairness Opinion or to advise any person of any change that may come to Primary’s attention.

Opinion

Based upon and subject to the foregoing and such other matters as Primary considers relevant, it is Primary’s opinion, as of the date hereof, that the consideration to be received by the holders of the Shares in connection with the Transaction is fair, from a financial point of view, to such holders of the Shares, other than Invecture and its affiliates.

Yours truly,

(signed) “Primary Capital Inc.”

PRIMARY CAPITAL INC.

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